SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Corrective Amendment No. 1)*

MongoDB, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

60937P106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 60937P106	13 G	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Union Square Ventures 2008, L.P. (“USV 2008”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,952,405 shares, except that (i) Union Square GP 2008, L.L.C. (“USV 2008 GP”), the general partner of USV 2008, may be deemed to have sole power to vote these shares, and (ii) each of Brad Burnham (“Burnham”), Albert Wenger (“Wenger”) and Frederick R. Wilson (“Wilson”) is a manager of USV 2008 GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,952,405 shares, except that (i) USV 2008 GP, the general partner of USV 2008, may be deemed to have sole power to dispose of these shares, and (ii) each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,405 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.8%[1]

[1]Based on the quotient obtained by dividing (a) the number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2017 filed with the Securities and Exchange Commission on December 15, 2017, and 3,952,405 shares of Class A common stock beneficially owned by the Reporting Person, which were issued upon conversion of shares of Class B common stock subsequent to December 11, 2017.

12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 60937P106	13 G	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Union Square GP 2008, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,952,405 shares, which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to vote these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,952,405 shares, which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to dispose of these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,405 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.8%[1]

[1]Based on the quotient obtained by dividing (a) the number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2017 filed with the Securities and Exchange Commission on December 15, 2017, and 3,952,405 shares of Class A common stock beneficially owned by the Reporting Person, which were issued upon conversion of shares of Class B common stock subsequent to December 11, 2017.

12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 60937P106	13 G	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Brad Burnham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,952,405 shares, which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to vote these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,952,405 shares, which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to dispose of these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,405 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.8%[1]

[1]Based on the quotient obtained by dividing (a) the number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2017 filed with the Securities and Exchange Commission on December 15, 2017, and 3,952,405 shares of Class A common stock beneficially owned by the Reporting Person, which were issued upon conversion of shares of Class B common stock subsequent to December 11, 2017.

12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 60937P106	13 G	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Albert Wenger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,962,905 shares, 10,500 of which are directly owned by Turner Close Trust,[1] and 3,952,405 of which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to vote these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,962,905 shares, 10,500 of which are directly owned by Turner Close Trust, and 3,952,405 of which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to dispose of these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,962,905 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.8%[2]

[1]10,500 shares are held through Turner Close Trust, of which Wenger is the trustee.

[2]Based on the quotient obtained by dividing (a) the number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2017 filed with the Securities and Exchange Commission on December 15, 2017, and 3,952,405 shares of Class A common stock beneficially owned by the Reporting Person, which were issued upon conversion of shares of Class B common stock subsequent to December 11, 2017.

12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 60937P106	13 G	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Frederick R. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,952,405 shares, which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to vote these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to vote these shares

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,952,405 shares, which are directly owned by USV 2008. USV 2008 GP is the general partner of USV 2008 and may be deemed to have sole power to dispose of these shares, and each of Burnham, Wenger and Wilson is a manager of USV 2008 GP and may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,405 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.8%[1]

[1]Based on the quotient obtained by dividing (a) the number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of 9,326,098 shares of Class A common stock outstanding as of December 11, 2017, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2017 filed with the Securities and Exchange Commission on December 15, 2017, and 3,952,405 shares of Class A common stock beneficially owned by the Reporting Person, which were issued upon conversion of shares of Class B common stock subsequent to December 11, 2017.

12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 60937P106	13 G	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

MongoDB, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 229 W. 43rd Street, 5th Floor, New York, NY 10036

ITEM 2(A).	NAME OF PERSONS FILING

USV 2008, USV 2008 GP, Burnham, Wenger and Wilson. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

USV 2008 GP, the general partner of USV 2008, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by USV 2008. Burnham, Wenger and Wilson are managers of USV 2008 GP and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by USV 2008.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o Union Square Ventures

915 Broadway, 19th Floor

New York, NY 10010

ITEM 2(C)	CITIZENSHIP USV 2008 is a Delaware limited partnership. USV 2008 GP is a Delaware limited liability company. Burnham, Wenger and Wilson are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 60937P106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP NO. 60937P106	13 G	Page 8 of 11

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 60937P106	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2018

Union Square Ventures 2008, L.P.	/s/ Brad Burnham
By Union Square GP 2008, L.L.C.	Signature
Its General Partner
Brad Burnham
Manager

Union Square GP 2008, L.L.C.	/s/ Brad Burnham
Signature

Brad Burnham
Manager

Brad Burnham	/s/ Brad Burnham
Brad Burnham

Albert Wenger	/s/ Albert Wenger
Albert Wenger

Frederick R. Wilson	/s/ Frederick R. Wilson
Frederick R. Wilson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 60937P106	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 60937P106	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of MongoDB, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.